SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4, AS AMENDED (FILE NO. 333-184685) FILED BY COCA-COLA HBC AG WITH THE SECURITIES AND EXCHANGE COMMISSION.

The issuance of ordinary shares of Coca-Cola HBC AG (“Coca-Cola HBC”) under the statutory buy-out procedure that Coca-Cola HBC initiated under Greek law to compulsorily acquire all remaining ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (the “Greek Statutory Buy-Out”) are registered under the Securities Act of 1933, as amended, pursuant to Coca-Cola HBC’s registration statement on Form F-4 (File No. 333-184685) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2012 and declared effective on March 11, 2013, as amended from time to time (the “Registration Statement”).

Exhibits being filed herein are in conjunction with the Greek Statutory Buy-Out and are incorporated by reference to the Registration Statement.

Exhibit Number	Description of Exhibit
3.3	English translation of Coca-Cola HBC Articles of Association
5.2	Opinion of Bär and Karrer with respect to the validity of the Coca-Cola HBC Shares issued pursuant to the Greek Statutory Buy-Out
23.6	Consent of Bär and Karrer (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2013	Coca-Cola HBC AG

	By:	/s/ MICHALIS IMELLOS
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development